VEON Announces USD 35 Million Share Buyback Announcement marks the third phase of USD 100 million share buyback program Dubai, June 16, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), announces that it will shortly commence the third phase of its previously announced share buyback program with respect to the Company’s American Depositary Shares (“ADSs”). This third phase of the buyback will be in the amount of up to USD 35 million. The third phase of the share buyback program is being launched after the successful completion of the second phase on May 21, 2025. Cumulatively, the two earlier phases of the program have resulted in the repurchase of 1.43 million ADSs at an average repurchase price of USD 45.59 per ADS. VEON had announced a share buyback program of up to USD 100 million on August 1, 2024. The Company continues to believe that its ADSs are undervalued relative to its operational performance and strategic potential. With the buyback program, VEON aims to optimize shareholder value and strengthen its financial position for future opportunities. The buybacks will be conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18. VEON is also considering options to raise external financing through a sub-benchmark private placement of bonds, with a tenor of up to approximately four years (the “Notes”), with the goal of supporting the Company’s strategic initiatives and enhancing its financial flexibility. The Notes, if issued, will be issued by VEON Midco B.V. and guaranteed by VEON Amsterdam B.V. This evaluation is a part of VEON’s ongoing capital planning e ort and discussions with potential institutional investors are in progress. About VEON VEON is a digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ and headquartered in Dubai. For more information visit: www.veon.com. No Offer or Solicitation ADS Buyback This press release shall not constitute an o er to buy ADSs nor the solicitation of an o er to sell ADSs. The ADS buybacks will be conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18. Private Placement Transaction This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful. The offering of Notes described in this press release has not been and will not be registered under U.S. securities laws or the securities laws of any other jurisdiction and, accordingly, the offer or sale of these securities (if any) may be made only in a transaction exempt from the registration requirements of the U.S. Securities Act and any other applicable securities laws. There will be no public offering of the Notes in the United States. The Notes will be offered (if at all) in the European Economic Area and in the UK only to persons who are not retail investors. Forward-Looking Statements This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to the initiation and continuation of the third phase of the Company’s share buyback program, the proposed transactions, including any Notes private placement offering, the expected timing of completing the proposed transactions and the expected impact of the proposed transactions. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of, or failure to consummate, the ADS buyback or any Notes private placement; the outcome of any legal proceedings that may be instituted against VEON Ltd. or others; and other risks and uncertainties set forth in the Company’s and its subsidiaries’ filings. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. No assurances can be made that the parties will successfully complete the transactions described in this press release. Contact Information Communications pr@veon.com Investor Relations ir@veon.com